SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Voice of Customer Placed First Overall on Frost Radar Growth Index, dated February 6, 2023.
99.2	NICE Named a Digital Market Leader in 2022 Opus Research Conversational Intelligence Intelliview Report, dated February 15, 2023.
99.3	NICE CXone Named Leader in Frost and Sullivan’s 2022 North American Enterprise Cloud Contact Center Report, dated February 16, 2023.
99.4	NICE Named the Technology Leader in the 2022 SPARK MatrixTM for Customer Journey Analytics (CJA) Report, dated February 21, 2023.
99.5	NICE Named the Technology Leader in 2022 SPARK MatrixTM for Contact Center as a Service (CCaaS) Report for Second Consecutive Year, dated February 22, 2023.
99.6	Alameda County District Attorney’s Office Selects NICE for Digital Transformation of Criminal Justice, dated February 28, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name:	/s/ Tali Mirsky
Title:	Corporate VP, General Counsel and Corporate Secretary

Dated:	March 3, 2023

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Voice of Customer Placed First Overall on Frost Radar Growth Index, dated February 6, 2023.
99.2	NICE Named a Digital Market Leader in 2022 Opus Research Conversational Intelligence Intelliview Report, dated February 15, 2023.
99.3	NICE CXone Named Leader in Frost and Sullivan’s 2022 North American Enterprise Cloud Contact Center Report, dated February 16, 2023.
99.4	NICE Named the Technology Leader in the 2022 SPARK MatrixTM for Customer Journey Analytics (CJA) Report, dated February 21, 2023.
99.5	NICE Named the Technology Leader in 2022 SPARK MatrixTM for Contact Center as a Service (CCaaS) Report for Second Consecutive Year, dated February 22, 2023.
99.6	Alameda County District Attorney’s Office Selects NICE for Digital Transformation of Criminal Justice, dated February 28, 2023.